Mail Stop 4561

September 7, 2006

Joseph Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

     RE: **Associated Banc-Corp**
               Form 10-K for Fiscal Year Ended December 31, 2005
               File No. 1-31343

Dear Mr. Selner,

       We have reviewed your letter filed on July 12, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statement of Cash Flows, page 65

1. We note your response to comment 2 from our June 27, 2006 letter in which you state that mortgage servicing rights are originated as an allocation from funds disbursed on originated loans. Please give us an example of how you account for an originated loan in which mortgage servicing rights are originated and tell us the accounting guidance on which you rely for this accounting treatment. Refer to paragraph 13 of SFAS 140.

2. Please tell us the amount of mortgage servicing rights recorded as an allocation from funds disbursed on originated loans on your balance sheet as of December 31, 2005 and 2004.

Note 2 Business Combinations, page 72

3. We note your responses and proposed disclosure to comments 4 and 5 from our June 27, 2006 letter. You state that you will disclose if a valuation report was relied upon to allocate the purchase price for each acquisition; however, we do not see this disclosure for the business combinations included in Appendix 3-5. Please revise to include this disclosure for all business combinations disclosed.

Note 12 Income Taxes, page 88

4. We note your response and proposed disclosure to comment 7 from our June 27, 2006 letter. You state that you will expand the footnote disclosure to provide a roll forward of the deferred tax asset valuation allowance. We do not see this roll forward in your proposed disclosure attached as Appendix 7.   Please revise to include this roll forward. Also, please revise to discuss the primary factors on which you rely to conclude that it is more likely than not that the net operating loss carryforward deferred tax asset will not be realized.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

            Sincerely,

            Paul Cline
            Senior Accountant